Exhibit 4.16

Executive employment agreement

THIS EXECUTIVE EMPLOYMENT AGREEMENT is made on 13 October, 2012.

BETWEEN: Prima BioMed Ltd a company incorporated in the state of NSW and having its registered office at Level 7, 151 Macquarie Street, Sydney NSW 2000 (Company)

AND: Deanne Miller (Executive)

WHEREAS:

A.	The Company has decided to appoint a General Counsel & Company Secretary and has further decided to offer the position to the Executive.

B.	The Executive has agreed to accept the position with the Company.

C.	The Company and the Executive agree that the remuneration and benefits to which the Executive is entitled pursuant to this agreement are in part consideration for the Executive agreeing to accept the office of General Counsel & Company Secretary of the Company from the Commencement Date.

D.	The Company and the Executive have reached agreement as to the terms and conditions which will apply to the Executive’s employment with the Company.

IT IS AGREED as follows:

1.	Appointment as General Counsel & Company Secretary

(a)	The Company appoints the Executive and the Executive accepts the appointment as General Counsel & Company Secretary of the Company.

(b)	The Executive will be predominantly based at where the Executive resides, but be in the Company’s office as required. The Executive acknowledges and accepts that the Executive will be regularly required to travel away from such location in order to effectively carry out the Executive’s duties.

2.	Duration

The Executive’s appointment will commence on Wednesday 17th October 2012 (Commencement Date) and will continue until terminated in accordance with the provisions of this agreement.

3.	Probationary period

The Executive’s employment will be subject to a probationary period of three (3) months. During the probationary period, the Company may terminate this agreement on one week’s notice or payment in lieu thereof.

4.	Duties and accountability

(a)	The Executive will be responsible for the matters consistent with the position of General Counsel & Company Secretary.

(b)	The Executive will report and be accountable to the CEO and CFO of the Company or any other person nominated by the Company from time to time.

(c)	In performing the Executive’s duties, the Executive must:

(i)	serve the Company faithfully and diligently and exercise all due skill and care;

(ii)	act in the best interests of the Company at all times;

(iii)	avoid all conflicts of interest and otherwise refrain from acting or giving the appearance of acting contrary to the interests of the Company;

(iv)	use the Executive’s best endeavours to protect and promote the Company’s good name and reputation;

(v)	report all things that the Executive becomes aware of that are relevant to the Company’s interests; and

(vi)	comply with the Company’s Professional Standards Agreement, incorporated herein by reference.

(d)	In performing the Executive’s duties, the Executive must observe and comply with all duties imposed on the Executive by operation of law, including fiduciary duties and those duties outlined in the Corporations Act 2001 (Cth) and any listing rules (if applicable).

(e)	The Executive’s normal hours of work will be from 9.00 am to 5.30 pm Wednesday to Friday together with such reasonable additional hours outside these hours, including at weekends or during holidays, as are reasonably necessary for the proper performance of the Executive’s duties. The Executive will not be entitled to additional remuneration for work performed outside the Executive’s normal working hours. It is agreed that the Executive works on a part time basis with usually 2-3 days per week. During the first three month of the employment both parties agree on 3 days per week.

5.	Remuneration

(a)	The Executive will be paid a Remuneration Package of $160,000 gross per annum (pro rata for part-time hours). In addition, the Executive will be paid superannuation in accordance with applicable laws.

(b)	The Executive may apportion the Remuneration Package between the following:

(i)	base salary;

(ii)	further superannuation contributions; and

(iii)	any other benefits agreed to by the Company.

(c)	The base salary component of the Remuneration Package will be paid directly by electronic funds transfer into a bank/building society account nominated by the Executive on or before the 30th day of each and every month.

6.	Performance review/bonus

(a)	In respect of each relevant financial year applicable to the Company’s operations, the Company will advise the Executive of the Executive’s objectives and targets for that financial year.

(b)	The Executive’s performance will be reviewed annually by the Company and at this time the Company may at its absolute discretion award the Executive a bonus of up to $15,000 (or some lesser amount) depending on the Executive’s performance. If the Company decides to award a bonus to the Executive, the bonus so decided must be paid within ninety (90) days of the decision.

7.	Certain payments and benefits subject to shareholder approval under the Corporations Act[1]

Despite any provision of this Agreement, the Company is not required to pay or provide any amounts or benefits to the Executive which do not comply with the provisions of Part 2D.2, Division 2 of the Corporations Act 2001 (Cth) without the need to obtain shareholder approval. To the extent that this Agreement requires the Company to pay or provide any such amounts or benefits, the Executive agrees and acknowledges that shareholder approval must first be obtained and hereby irrevocably consents to forego those amounts or benefits if shareholder approval is not obtained.

8.	Annual leave and long service leave

(a)	The Executive will be entitled to annual leave in accordance with applicable legislation.

(b)	The Executive will be entitled to long service leave in accordance with applicable legislation.

9.	Personal/carer’s and compassionate leave

(a)	The Executive will be entitled to 10 days’ paid personal/carer’s leave per year of service if the Executive:

(i)	cannot attend work due to illness; or

(ii)	needs to care or support an immediate family member or other member of the Executive’s household due to their illness or unexpected emergency.

(b)	Untaken paid personal/carer’s leave accumulates from year to year but will not be paid out on termination.

(c)	In addition, the Executive will be granted two days’ unpaid carer’s leave if the Executive has exhausted paid personal/carer’s leave and the Executive provides proof in accordance with clause 9(e). Rights under this clause 9(c) arise each time the Employee needs to care for or support an immediate family member or other member of the Employee’s household due to their illness or unexpected emergency.

(d)	The Executive is entitled to two days’ paid compassionate leave in the event of the death or a serious life-threatening illness or injury of an immediate family member or member of the Executive’s household. Untaken compassionate leave does not accumulate from year to year and will not be paid out if the Executive’s employment ends.

(e)	The Company may require the Executive to provide a medical certificate or, if it is not reasonably practicable to do so, a statutory declaration for any absence from work for personal/carer’s or compassionate leave.

(f)	The Executive must give the Company notice of the Executive’s taking of personal/carer’s or compassionate as soon as practicable. The Employee must also advise the Company of the period or expected period of leave.

10.	Community service leave

The Executive may be entitled to community service leave in accordance with the Fair Work Act 2009 (Cth).

11.	Confidentiality

(a)	In conjunction with this Agreement, and as a condition of employment, the Executive agrees to enter into a Confidentiality and Property Rights Agreement consistent with Company policy and expectations of other similarly situated employees of the Company, such Confidentiality and Property Rights Agreement incorporated herein by reference,

12.	Intellectual property

(a)	All intellectual property rights (including all copyright, designs, trade marks and patents) of any nature in any inventions, designs, works and subject matter other than works created, developed or generated by the Executive:

(i)	whether alone or with others (including the Company’s other employees, contractors or agents) for the use of the Company;

(ii)	without limiting the generality of subclause (a), during work hours, on the Company’s premises or using the Company’s resources (including confidential information);

(iii)	without limiting the generality of subclauses (a) and (b), in the course of the Executive’s employment,

(Intellectual Property) will vest in the Company upon creation and the Executive will have no claim to or interest of any nature in such Intellectual Property.

(b)	Without limiting the generality of clause 11(a), the Executive presently assigns to the Company all existing and future rights in all Intellectual Property.

(c)	The assignment in clause 11(b) is:

(i)	without restriction as to use or territory;

(ii)	in perpetuity; and

(iii)	effective without any further payment to the Executive, whether by way of royalty or otherwise, in consideration for the assignment.

(d)	The Executive must do all things:

(i)	necessary to give effect to the assignment in clause 11(b), including executing any further document required by the Company; and

(ii)	reasonably requested by the Company to enable the Company to assure further the rights assigned pursuant to clauses 11(a) and 11(b).

(e)	To the full extent permitted under Part IX of the Copyright Act 1968 (Cth), the Executive:

(i)	voluntarily and unconditionally consents to all or any acts or omissions by the Company, or persons authorised by the Company, concerning any and all Works made or to be made by the Executive (whether before or after this consent is given) in the course of the Executive’s employment which would otherwise infringe the Executive’s Moral Rights;

(ii)	waive any and all existing and future Moral Rights in the Works; and

(iii)	acknowledge that you have given this consent:

A.	voluntarily; and

B.	without reliance on any statement or representation made by the Company, or anyone acting on our behalf.

(f)	For the purpose of this clause, Works and Moral Rights have the meanings given to them in the Copyright Act 1968 (Cth).

13.	Restrictive covenants after termination of employment

(a)	The Executive must not for the period(s) specified in item 2 of the Schedule (Restraint Period) after the Executive’s employment is terminated (for whatever reason), in the area(s) specified in item 3 of the Schedule (Restraint Area):

(i)	undertake, carry on, be employed or engaged in, whether directly or indirectly, any business named in item 4 of the Schedule, or other business or activity that is the same or similar to the part/s of the Company’s business in which the Executive worked in the 12 months prior to the termination of the Executive’s Employment;

(ii)	solicit, canvass, approach or accept any approach from any person who was a customer, client or supplier of the Company in the 12 months preceding the termination of the Executive’s employment; and

(iii)	solicit, interfere with or endeavour to entice away from the Company any employees, contractor or agent.

(b)	Each restriction in subclause (a), the periods that comprise the Restraint Period (to the extent that more than one period is specified in item 2 of the Schedule) and the areas that comprise the Restraint Area (to the extent that more than one area is specified in item 3 of the Schedule) are intended to be separate and severable. If any one of these is found to be invalid, but would be valid if some portion were deleted, then such portions will apply with such severance as may be necessary to make them valid.

14.	Termination

(a)	The Company may terminate this agreement at any time without prior notice if the Executive:

(i)	commits any serious or persistent breach of any of the provisions of this agreement;

(ii)	engages in serious misconduct or wilful neglect in the discharge of the Executive’s duties;

(iii)	becomes bankrupt or makes any arrangement or composition with the Executive’s creditors;

(iv)	becomes of unsound mind;

(v)	is convicted of any criminal offence other than an offence which in the reasonable opinion of the Employer does not affect the Executive’s position as an executive of the Company;

(vi)	becomes permanently incapacitated by reason of accident or illness and thereby unable to perform the inherent requirements of the Executive’s position.

(b)	Either party may terminate this agreement at any time by giving to the other notice in writing for a period of not less than the period referred to in item 5 of the Schedule or in the case of the Company providing an equivalent payment of the Remuneration Package in lieu of notice. The Company may, in its absolute discretion, terminate this agreement immediately at any time prior to the expiry of the notice periods given by the Executive or the Company under this subclause by making a payment to the Executive, equal to the value of the Executive’s Remuneration Package, in lieu of the period of notice, or for any unexpired part of that notice period.

(c)	If either the Company or Executive provides notice of termination, the Company may at its sole discretion direct the Executive not to attend work and may excuse the Executive from the performance of the Executive’s duties for the whole or any part of the notice period.

15.	Company policy

(a)	The Executive agrees to be bound by the policies of the Company as may exist and be varied from time to time.

(b)	The Executive agrees to read and reacquaint himself/herself with the policies of the Company and their variations.

(c)	The policies of the Company do not form part of the employment contract.

16.	Expenses

The Executive will be reimbursed by the Company for all reasonable out-of-pocket expenses properly incurred by the Executive in the performance of the Executive’s duties under this Agreement, provided that the Executive produces to the Company such records and receipts verifying those expenses as the Company may reasonably request.

17.	Variation

Any variation of this agreement will be of no force and effect unless reduced to writing and signed by the parties.

18.	Entire agreement

This agreement constitutes the entire agreement between the Company and the Executive in relation to the Executive’s employment with the Company and any representations made or agreements arrived at in relation to the performances by the other party of its respective rights and obligations under this agreement will, except to the extent they appear in this agreement, be deemed for all purposes not to have been made or arrived at.

19.	Notices

Any notices which may be given for any purpose pursuant to this agreement will be duly served on the Company if delivered or posted to the Company at Level 7, 151 Macquarie Street, Sydney NSW 2000 and will be duly served on the Executive if delivered or posted to the Executive at where the Executive resides.

20.	Governing law

This agreement will be governed by and construed in accordance with the laws of the state or territory of New South Wales.

IN WITNESS the parties have duly executed this Agreement on the date first above written

SIGNED for and on behalf of Prima BioMed Ltd In accordance with section 127(1) of the Corporations Act 2001 (Cth) by its duly authorised representatives:	) ) ) ) )

/s/ Albert Wong		/s/ Marc Voigt
Director		Chief Financial Officer

Albert Wong		Marc Voigt
Name		Name

SIGNED by Deanne Miller in the presence of:	) ) ) ) )	/s/ Deanne Miller
/s/ Daniel Miller		(Signature)
(Signature of Witness)

Daniel Miller
(Name of Witness in Full)

SCHEDULE

1.	Position: General Counsel & Company Secretary

2.	Restraint Period: 3 months.

3.	Restraint Area: Australia.

4.	Competitor’s names: Mesoblast, Neostem, Northwest Biotherapeutics, Dendreon, ImmunoCellular

5.	Period of notice: 3 months